

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification

EXHIBIT 4:
Organizational
Structure

KBRA Legal Structure Chart



Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.
[1] Kroll Bond Rating Agency Japan K.K. is not registered with the Japan Financial Services Agency as a CRA.

As of May 08, 2026

KBRA NRSRO Managerial Structure



As of May 08, 2026

KBRA NRSRO Business Units

